WILLIAMS LAW GROUP, P.A.
2503 W. Gardner Ct.
Tampa FL 33611
Phone:  813-831-9348
Fax:  813-832-5284
e-mail:  wmslaw@tampabay.rr.com

January 6, 2010

Amanda Ravitz
Branch Chief - Legal
United States Securities and Exchange Commission
Division of Corporation Finance
100 F. St., N.E.
Washington, D.C. 20549-7010

Re:	GHN Agrispan Holding Company Registration Statement on Form S-1 Filed October 14, 2009 File No. 333-162471

Dear Ms. Ravitz:

Reference is made to the comments of the Securities and Exchange Commission (the “SEC”) with respect to the above-referenced Registration Statement on Form S-1 filed by GHN Agrispan Holding Company, a Nevada corporation (the “Company”) in the SEC’s letter dated November 10, 2009 (the “Comment Letter”) addressed to Xu Yizhen, President and Chief Executive Officer of the Company.

We are writing to respond to the Comment Letter and have prepared an amended Registration Statement on Form S-1 to address your comments.  The numbered paragraphs and headings below correspond to the headings and numbers set forth in the Comment Letter.  Marked copies of our amendment are also attached to assist in facilitating your review.

General

1.  We note that you have not included a “Subject to Completion” legend on the front of your prospectus.  If you intend to use the prospectus before the effective date of the registration statement, please include a legend. Refer to Item 501(b) (l0) of Regulation S-K.

Response to Comment 1:

We are not distributing or circulating preliminary prospectus.  Thus this legend is not required and has not been included.

Summary Information and Risk Factors, page 5

2.  Please revise the forepart of your summary to disclose your recent annual and quarterly net revenue and assets as compared to the same periods last year.

Response to Comment 2:

We have revised the forepart of the summary to include the requested information.

Genera1, page 6

3.  Revise to briefly explain what canteens are.

Response to Comment 3:

We have changed the reference from “canteen” to “restaurant” throughout the filing.

Risk Factors, page 9

4.  Include a risk factor discussing the fact that you intend to fund future projects in part through issuances of equity and debt.

Response to Comment 4:

We have included the following risk factor under “Risks Related to Our Business”.

If we do not secure additional funding to implement our business plan by funding future catering and agricultural projects in the next 12 months, we may be unable to implement these plans which could reduce anticipated revenues.

We will need to secure additional funding to implement our business plan by funding future catering and agricultural projects in the next 12 months.  In that connection, we may be required to raise additional funds from an offering of our stock in the future.  However, this offering may not occur, or if it occurs, may not raise the required funding.  We may also need debt financing to fund these plans.  We do not have any plans or specific agreements for these sources of funding.  If we do not secure additional funding to implement our business plan by funding future catering and agricultural projects in the next 12 months, we may be unable to implement these plans which could reduce anticipated revenues.

5.  Include a risk factor discussing the fact that you will lose your preferential tax treatment over the next 5 years and quantify the impact it will have on your results.

Response to Comment 5:

We have included the following risk factor under “Risks Related to Our Business”.

We may not be guaranteed of a continuance to receive the preferential tax treatment we currently enjoy under PRC law, and dividends paid to us from our operations in China may become subject to income tax under PRC law which could reduce our net profit.

The rate of income tax on companies in China may vary depending on the availability of preferential tax treatment or subsidies based on their industry or location.  The Company generated substantially its net income from its PRC operation through Yikoule, Xinyixiang, Yangyang, and Yixinrong, the operating subsidiaries and VIEs in the PRC. Yikoule and Xinyixiang are subject to the Corporate Income Tax governed by the Income Tax Law of the People’s Republic of China, at a unified income tax rate of 25% and entitled to tax holiday with the preferential tax rates for entities operating in special economic zones. The applicable tax rate is progressively increased to 25% over a period of 5 years.

Yangyang and Yixinrong are registered as sole-proprietors and required to pay the PRC income tax on predetermined tax rate at 1.2% to 1.4% on turnover during the year. The predetermined tax rate is agreed and determined between such enterprises and the PRC tax bureau of local government and is subject to annual review and renewal.

Yangyang and Yixinrong as sole-proprietorships were eligible to the predetermined tax basis and they complied with the following rules and regulations issued by the State Administration of Taxation of the PRC:

a)	Law of the People's Republic of China on the Administration of Tax Collection;
b)	Rules for the Implementation of the Law of the People's Republic of China on the Administration of Tax Collection;
c)	Individual Industrial and Commercial Tax Charge Fixed Management Approach;
d)	Individual industrial and commercial tax levy fixed in accordance with approved.

With the tax holiday with the preferential tax rates for entities operating in special economic zones, our applicable tax rate is progressively increased to 25% over a period of 5 years, which will reduce our profits.  Further, should the laws and regulations of the PRC change, we could face further tax increases, which would also reduce our net profit.

6.  Include a risk factor discussing your present structure and any risks that the Chinese government may not agree that your ownership structure meets the requirements of foreign ownership requirements.

Response to Comment 6:

We have included the following risk factor under “Risks Related to Our Business”.

Recent PRC regulations relating to mergers and acquisitions of domestic enterprises by foreign investors may increase the administrative burden we face and create regulatory uncertainties which could reduce or eliminate our revenues.

On September 8, 2006, six PRC regulatory agencies, namely, the PRC Ministry of Commerce, or MOFCOM, the State Assets Supervision and Administration Commission, or SASAC, the State Administration for Taxation, the State Administration for Industry and Commerce, the China Securities Regulatory Commission, or CSRC, and the State Administration of Foreign Exchange, or SAFE, jointly adopted the Regulations on Mergers and Acquisitions of Domestic Enterprises by Foreign Investors, or New M&A Rule, which became effective on September 8, 2006. The New M&A Rule purports, among other things, to require offshore special purpose vehicles, or SPVs, formed for overseas listing purposes through acquisitions of PRC domestic companies and controlled by PRC companies or individuals, to obtain the approval of the CSRC prior to publicly listing their securities on an overseas stock exchange.

On September 21, 2006, pursuant to the New M&A Rule and other PRC laws and regulations, the CSRC, in its official website, promulgated relevant guidance with respect to the issues of listing and trading of domestic enterprises’ securities on overseas stock exchanges (the “Administrative Permits”), including a list of application materials with respect to the listing on overseas stock exchanges by SPVs.

Based on our understanding of current PRC Laws, we are not sure whether the New M&A Rule would require us or our subsidiary in China to obtain the CSRC approval in connection with the share exchange pursuant to which we established a U.S. holding company for our operations in China.

Further, if the PRC government finds that we or our management members did not obtain the CSRC approval, which CSRC may think we should have obtained before our executing the Exchange Agreement, we could be subject to severe penalties. The New M&A Rule does not stipulate the specific penalty terms, so we are not able to predict what penalties we may face, and how such penalties will affect our business operations or future strategy.

7.   Include a risk factor discussing how issues with the Chinese agricultural industry in general may impact your business.

Response to Comment 7:

We have included the following risk factor under “Risks Related to Our Business”.

We may have difficulty managing the risk associated with doing business in the Chinese agriculture sector which could reduce our revenues.

In general, the agriculture sector in China is affected by a series of natural, economic and social factors such as climate, market, technology regulation, and globalization, which makes risk management difficult. Agriculture in China faces similar risks as do other countries, however, these can either be mitigated or exacerbated due to governmental intervention through policy promulgation and implementation either in the agriculture sector itself or sectors which provide critical inputs to agriculture such as energy or outputs such as transportation. While not an exhaustive list, the following factors could significantly affect our ability to do business:

•	Food, feed, and energy demand including liquid fuels and crude oil
•	Agricultural, financial stimulus, energy & renewable energy, and trade policies
•	Input and output pricing due to market factors and regulatory policies
•	Production and crop progress due to adverse weather conditions, equipment deliveries, and water and irrigation conditions
•	Infrastructure conditions and policies

Currently, we do not hold and do not intend to purchase insurance policies to protect revenue in the case that the above conditions cause loss of revenue.

An increase in the cost of food, page 9

8.  We note here your only reference to franchisees.  If you do have franchisees, please disclose fully the nature of these relationships where appropriate throughout the prospectus. Otherwise please revise.

Response to Comment 8:

The reference to franchisees is a scrivener error which has been corrected and removed.  We have no franchises.

Our catering/food distribution operations, page 10

9.  Please briefly describe your expansion plans.

Response to Comment 9:

We have revised this risk factor to include the underlined language as set forth below.

Our catering/food distribution operations may not achieve market acceptance in the new geographic regions we enter.

Our expansion plans depend upon opening catering/food distribution operations in new markets where we have little or no operating experience. As to our expansion plans, for Ningbo Market: Our group catering business has been officially launched in December 2009. We also plan to start our agricultural business in the Ningbo Market in January 2010. At the same time, we plan to expand our group catering and food distribution business to Shanghai and Suzhou during the second quarter next year. Sales people are planned be put in place in March and April in 2010. For Xiamen market, in addition to maintaining the previous business, we will continue to look for opportunities for further expansion. We may not be successful in operating catering/food distribution operations in new markets on a profitable basis. The success of these new catering/food distribution operations will be affected by different competitive conditions, consumer tastes and discretionary spending patterns of the new markets as well as the ability to generate market awareness of our brand. Sales at catering/food distribution operations opening in new markets may take longer to reach average annual catering/food distribution operations sales, if at all, thereby affecting their and our profitability.

Our management has limited experience, page 11

10.  Please provide an estimate of the ongoing costs you will incur as a public company.

Response to Comment 10:

We have included the following disclosure in this risk factor:

We estimate our costs to maintain compliance could range from $100,000 to $200,000 per year in the near future.

Although we believe that we currently have adequate internal control over financial reporting, page 11.

11.  Please update this risk factor to reflect current developments.

Response to Comment 11:

We have revised this risk factor to reflect current developments.

Because we do not have an audit or compensation committee, page 11

12.  We note your disclosure that you do not have an audit committee.  However you reference an “Auditing Committee” on page 47.  Please revise to reconcile this inconsistency.

Response to Comment 12:

The reference on page 47 of original filing has been eliminated to conform.

13.  Both your risk factor title and the body of the risk factor incorrectly suggest that as a Section 15(d) reporting company you would be a “voluntary filer” and would not be required to file reports under the Securities Exchange Act of 1934.  While certain 1934 Act reports are not required to be filed by 15(d) companies, these filers are not “voluntary filers” and they are still subject to the periodic reporting requirements of the Act.  Please revise.

Response to Comment 13:

We have removed the word “voluntary” as it refers to filing status.

Selling Shareholders, page 17

14.  Revise to indicate that the selling shareholder may be deemed underwriters.

Response to Comment 14:

We have included the following at the end of the section entitled Selling Shareholders: “Selling shareholders may be deemed underwriters.”

15.  We note that your table appears to be incomplete as the sum of the shares listed in the second column does not total the amount to be registered. For example, you state on page 24 that your 100,000 shares of stock owned by your attorney will be registered in this offering but his name is not in the table. Please correct the table or advise.

Response to Comment 15:

The table has been revised to include additional selling shareholders inadvertently omitted from the table in the initial filing.

16.  Please revise your document throughout to state the amount of common stock owned solely by your attorney whenever referencing his ownership of your stock.  For example, on page 24 you state that he owns 370,000 shares, but on page 16, you aggregate his stock with that of his affiliates. In addition, please disclose the name of your attorney's affiliates.

Response to Comment 16:

We have revised the document throughout to conform to your comment.

17.  Please explain your footnoted references to Jeff Toghraie and Parvin M. Rjazi and the relationship between these individuals and your company.

Response to Comment 17:

We have revised the footnoted references to include appropriate explanatory notes.

18.  Please revise to disclose how products are delivered or transported from their point of production to the points of sale (including who incurs this cost).

Response to Comment 18:

We have added the following disclosure immediately after the subsection entitled “Marketing”.

Delivery

Our products are delivered or transported from their place of production to the points of sale by truck.  For our group catering service, our products are delivered or transported from their place of production to the points of sale by truck.  Approximately 90% of our products are delivered on our own trucks and the remainder is delivered by third party delivery services.  The cost of transportation is borne by us.

For Agricultural and trading business, 100% of the products are delivered by a third party. 95% of the transportation cost is borne by our clients and 5% is borne by us.

19.  For your Catering/Food Distribution segment, please disclose the source of your food ingredients (e.g., third party wholesalers, the Agriculture Business segment, etc.) and the extent to which each source supplies your needs.

Response to Comment 19:

We have added the following disclosure immediately after the subsection entitled “Food Preparation”.

Sources of Food Ingredients

Ingredients are obtained from third parties. In 2010, we anticipate that we will obtain some vegetables from our own farms which, due to production cycles for vegetables, must be obtained from third parties when not available from our farms.

20.  For the Agriculture Business segment, please disclose to whom the products are resold. In addition, please disclose how the wholesale market prices at which you purchase vegetables from farmers are determined, how resale prices at which vegetables are sold are determined (and by whom), and tell us and significantly expand your disclosure to better describe the substance of the arrangement with the land lessors/farmers with whom you contract and do business.  Please also explain the nature of each party's risks as a result of your arrangement and why you have concluded that each party bears those risks.

Response to Comment 20:

We have included the following disclosure to the end of the subsection entitled “Customers”:

The major products of the company’s agricultural sector are pollution-free vegetables and fruits with regional characteristics, namely, fresh fruits and vegetables. Each planting base, each season, and each plant species is likely to be sold to different customers. Generally speaking, the customer base consists of the following categories:

•	the wholesale markets of agricultural and related products in larger cities.
•	professional fruits and vegetables sellers.
•	professional companies specialized in fruits and vegetables distributions and delivery at the location of planting base.
•	“Group Catering” corporate clients.

We also have revised the subsection entitled “Suppliers” as follows:

Suppliers

We do not have long-term supply contracts with our suppliers, but in general we have more than four-year relationships with most of our major suppliers. In the past, we did not encounter any major difficulties in purchasing raw materials and we don’t foresee any difficulty locating backup suppliers.

The prices that we buy from the farmers are determined in the wholesale agricultural business and are based upon market conditions. Local agricultural sector government websites regularly published the prices of fruits and vegetables. Our procurement staff will report the information to the relevant corporate personnel based on the inquiry results of the market price and the published price combined who then predict whether the difference in purchase price and anticipated sale price meets our expected profit targets.

The price at which we sell our products is mainly determined by the market and it will be timely adjusted according to market conditions.

In order to reduce our financial risk if we grow but cannot sell our agricultural products, we have made the agreements with farmers as land contracted circulation agreements or sub-contracting to farmers for the growing of the fruits and vegetables.  The agreements provide as follows:

•      The Farmers shall carry out cultivation and operations, purchase seeds, fertilizer, pesticide and employ workers in the name of GHN.  In addition, the Farmers shall select vegetable species for cultivation under the guidance of GHN and submit various materials of cultivation and purchase as well as documents of employing tools to GHN.  The Farmers shall bear all the expenses and costs associated with purchasing seeds, fertilizers, pesticides and employing workers. GHN is required to purchase the vegetables produced by the Farmers at the market price and it will bear no other payment liability.

•      The Farmers shall bear the cost risks arising from cultivation and deal with all relevant debtor-creditor relationships.
•      The Farmers shall unconditionally accept GHN’s management, carry out cultivation in a mode set up by GHN, use the fertilizer and pesticide approved by GHN. The Farmers shall enjoy the right to employ workers freely and they shall bear any expenses and costs related to taxes and social insurance associated with their production and activities.

21.  Please supplementally explain to us why your arrangements with land lessors/farmers are structured as they are under land contracted circulation agreements and internal land sub-contracting agreements.  Please be detailed in your response.

Response to Comment 21:

These arrangements are now described in greater detail.  The reason for this structure is Chinese law concerning real estate ownership by private individuals and the manner in which private individuals can allow others to use their land which requires this structure to meet these legal requirements.

Agriculture, page 27

22.  Revise the first paragraph on page 28 to indicate the status of the referenced project.

Response to Comment 22:

We have added the following disclosure:  “Fengjie navel orange planting base is currently operating normally and producing oranges.”

Intellectual Property, page 30

23.  Revise to explain the meaning of the images to you. Disclose what product or service they represent and state whether you own the product.

Response to Comment 23:

We have revised the subsection entitled “Intellectual Property” as follows:

Intellectual Property

We have applied for the following trademarks:

The above logo is used for:

1. Group Catering and Distribution.
2. Management Consulting on catering business.
3. Fruits, vegetables, poultry and other plant and animal cultivation, breeding and sales.

Trademark of Xiamen Yikoule Catering Distribution Co., Ltd. in Xiamen

●	Trademark file number: 4866961 Category 43
●	Official Notice Date: November 18, 2005
●	Official Notice Number: ZC4866961SL
●	Who grants: State Administration Bureau for Industry and Commerce – Trademark Bureau

Trademark of Xiamen Xinyixiang Modern Agricultural Development Co., Ltd. (formerly Xiamen Xinyixiang Catering Distribution Co., Ltd.) in Xiamen.

This logo is used for edible mushrooms, fruits and vegetable cultivation; the acquisition, wholesale of agricultural products, agricultural and sideline products (excluding grain, cotton, sugar); sales of packaged goods; environmental production.

●	Trademark file number: 6788530 Category 29
●	Official Notice Date: June 24, 2008
●	Official Notice Number: ZC56788530SL
●	Who grants: State Administration Bureau for Industry and Commerce – Trademark Bureau

These logos are used for our products that we sell.

Competition and Market Position, page 31

24.  We note here and elsewhere your description of competition in the Chinese food service industry as “fierce.” Please revise to describe your competition using more objective and qualitative terms so that an investor may better assess your competition.

Response to Comment 24:

We have removed the reference to “fierce” and included the following disclosures:

Competition within the food service industry in China is intense. We compete with both large scale and smaller scale private companies. Many of our competitors have substantially greater financial, marketing, personnel and other resources than we do.

.
25.  Please provide a substantive basis for your belief that “[p]rior to the significantly reduced operations in the first six months of 2009” you were “the largest group catering corporation in Xiamen City.”

Response to Comment 25:

We have removed the referenced language.

Overview, page 33

26.  Please update your prospectus to state whether factory construction project in Ningbo City is still expected to be in operation the fourth quarter of this year.

Response to Comment 26:

We amended the fourth paragraph in the “Overview” section to read as follows:

We expect to expand our catering/food distribution business to the cities of Shanghai and Suzhou in the second quarter of next year.  As of September 30, 2009, all of our catering/food distribution operations are located in Xiamen City, China. During the third quarter, we leased the factory in Ningbo and carried out factory renovation and equipment investment.  As of December 2009, the factory is operational.  We have invested approximately $500,000 for equipment in the first phase and have invested approximately another $500,000 in the ground construction project.   We anticipate that the total investment will be approximately $2 million. We also anticipate an increase in our agricultural products given the Chinese government’s current preferential national policy towards the agricultural industry is currently at a low level of development.  We plan to expand sales to Shanghai and Suzhou regions in the future.

Managements Discussion and Analysis of Financial Condition and Results of Operations
Comparison of the year ended December 31, 2008 and the year ended December 31, 2007

27. Please review your results of operation to:
•	Quantify the increase in sales in the catering/food distribution that was attributable to an increase in volume, changes in pricing, and the introduction of new products or services;
•	Disclose a quantification of the increase in factories and sales to those factories;
•	Revise your revenue table to include a column for percentage changes;
•	Quantify the increase in cost of goods sold attributable to the increase in labor;
•	Quantify the increase in personnel;
•	Explain the underlying reason why income tax expensed increased; and
•	Include a discussion of all significant operating expenses on a segment basis.

Response to Comment 27:

Please see updated results of operations on pages 30 through 33.

28. Please explain the increase in net profit margins from 23% in the six months ended June 30, 2008 to 80% in the six months ended June 30, 2009.

Response to Comment 28:

Please see the updated results of operations for the nine months ended September 30, 2009 compared to the nine months ended September 30, 2008 on pages 32 through 33.

Liquidity and Capital Resources

29.      Please revise to discuss, in terms of cash receipts and cash payments, the factors and associated underlying drivers contributing to material variances in net cash provided by operating activities.

Response to Comment 29:

Please see the updated liquidity and capital resources on page 33 through 34.

30. Please revise to discuss the changes in your restricted cash account.

Response to Comment 30:

Please see the updated liquidity and capital resources on page 33 through 34.

31.      Revise the final paragraph under this heading to discuss specific steps you plan to take to complete the projects, including proposed timelines and sources and uses of funds.

Response to Comment 31:

Please see the updated liquidity and capital resources on page 33 through 34.

Certain Relationships and Related Transactions, page 41

32.  You state that all related party transactions were on terms at least as favorable as you would have secured in arm's-length transactions with third parties. Whether true or not, we believe that representations about transactions with related parties should not imply that the transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated.  Therefore, we believe you should revise to remove this assertion.

Response to Comment 32:

We have removed this assertion.

33. We note that the company does not have a compensation committee. Please provide your basis for not having such a committee. Refer to Item 407(e)(1) of Regulation S-K.

Response to Comment 33:

As a smaller reporting company we are not required to have such a committee.

34. Please revise this and related discussions to disclose clearly the person or group of persons that assess the performance of your executives, determine executive compensation or otherwise participate in the consideration of executive officer and director compensation.

Principles on awarding of executive compensation, page 46
Assessments, page 46
Awarding of compensation, page 47

35.  Please revise substantially to comply with the requirements of Plain English. For example, the information in the subsections referenced above is not clear, including statements to “(see the annex)” and “(see regulations on posts of varied departments).”

36.  We note references to requirements that executives fulfill objectives in order to receive their pay.  To the extent payment of salary or bonus is based upon targets, please disclose the targets for the fiscal periods covered by your quantitative disclosure of executive compensation.

Level of executive compensation, page 47

37.  Please specify, for each listed executive, exactly which “3 years” are being referenced with respect to executive compensation.

Response to Comments 34, 35, 36 and 37:

We have revised the disclosures immediately following the table entitled “Outstanding Equity Awards At Fiscal Year End December 31, 2008” and prior to the subsection entitled “Board of Directors” as set forth below:

Narrative disclosure to summary compensation and option tables

Set forth below are the material terms of each named executive officer's employment agreement or arrangement, whether written or unwritten:

Although we have certain compensation arrangements with management, we have no employment agreements with any management.

We do not have a standing compensation committee or committee performing similar functions.  It is the view of the board of directors that it is appropriate for us not to have such a committee in view of the fact that we have an Executive Compensation Incentive System.  The principal terms of this system are:

Principles on awarding of executive compensation

Performance assessments shall be carried out and executive compensation determined based upon the financial results achieved in the business operations as referenced to the Company’s annual operation plan as well as objectives set forth for varied work duties of the executives.

Persons Performing Assessments

1. For the Chairman of Board of the Group and the General Manager of Operation Company:  Chairman of the Board is evaluated by the other members of the Board of Directors. General Manager is evaluated by Chairman of the Board.

2. For other members of management:  Their performance is evaluated by the General Manager.
Objective of assessments: Performance of respective duties against company regulations (see regulations on posts of varied departments).

Awarding of compensation

1. Twenty percent (20%) of executive compensations shall be awarded in April 2010; Thirty percent (30%) awarded in April 2011; and, fifty percent (50%) awarded in year 2012.

The executive compensation shall be awarded proportionately in the year ending after the persons set forth above confirm the fulfillment of the operational objectives for that year.
Personal income tax payable for the executive compensations awarded shall be borne by the executive or manager personally.

No compensation shall be awarded under this System in each year of the program if the individual is not employed by us at the end of each year.

Level of executive compensation

Executive compensation for the CEO and President of Group: XU, Yizhen:   $439,155 for 3 years.
Executive compensation for the Executive Director of Group: MA, Qian:   $146,385 for 3 years.
Executive compensation for the Vice General Manager of Group: XU, Bizhen:   $146,385 for 3 years.
Executive compensation for the Chief Financial Officer of Group: LI, Xu:   $146,385 for 3 years.

Three years refer to fiscal years ending in 2009-2011.

Targets for awarding executive compensation for the persons named above:

	2009	2010	2011
Total Revenue	11,029,412	37,352,941	52,941,176
Cost of Revenue	3,808,824	27,425,735	40,941,176
Value Added Tax or Sales Tax	48,529	967,206	1,586,765
Gross Profit	7,172,059	8,960,000	10,413,235
Sales and Marketing Expenses	1,191,176	1,198,162	1,750,000
General Administrative Expenses	500,000	488,971	644,118
Profits Before Tax	5,480,883	7,272,867	8,019,117
Income Tax	44,118	1,600,031	1,924,588
After-tax Profit	5,436,765	5,672,836	6,094,529

Note: The criteria for assessing executives are as follows:
(1)	Total Revenue
(2)	After-tax Profit
(3)
Total Revenue and after-tax profits will be directly linked to the executive compensation. The two criterion account for 50% each for assessment. The date and installments of awarding:  Twenty percent (20%) of executive compensations shall be awarded in April 2010; Thirty percent (30%) awarded in April 2011; and, fifty percent (50%) awarded in year 2012.

At no time during the last fiscal year with respect to any person listed in the Table above was there:

•
any outstanding option or other equity-based award repriced or otherwise materially modified (such as by extension of exercise periods, the change of vesting or forfeiture conditions, the change or elimination of applicable performance criteria, or the change of the bases upon which returns are determined;

•	any waiver or modification of any specified performance target, goal or condition to payout with respect to any amount included in non-stock incentive plan compensation or payouts;

•	any option or equity grant;

•	any non-equity incentive plan award made to a named executive officer;

•	any nonqualified deferred compensation plans including nonqualified defined contribution plans; or

•	any payment for any item to be included under All Other Compensation in the Summary Compensation Table.

Financial Statements

Consolidated Statements of Cash Flows, page F-5

38. We note your classification of $387,216 and $115,857 of outflows for advances to related parties as cash flows from financing activities. Please tell us your basis in the accounting literature for this classification as opposed to classification as investing outflows. Refer to ASC 230-10-45-13 (formerly paragraph 17a of SFAS 95).

Response to Comment 38:

For the year ended December 31, 2007, $115,857 of outflows for advances to the related parties represents the repayment to amounts due to related parties as cash flows used in financing activities.

For the year ended December 31, 2008, $46,813 of cash outflow used in financing activities represents the repayment to amounts due to related parties. The remaining $340,403 of cash outflow represents disbursements for loans made by the Company to the related parties and should be considered as cash outflows for investing activities. We have amended the reclassification accordingly in the S-1/A.

Revenue Recognition, page F-10

39. Please supplementally provide us with a detailed analysis of your application of the guidance in EITF 99-19 to your agricultural business segment.

Response to Comment 39:

In assessing whether revenue should be reported gross with separate display of cost of sales to arrive at gross profit or on a net basis, it should consider whether we:

1.           act as principal in the transaction,

Our analysis: whether a supplier or a company is responsible for providing the product or service desired by the customer is a strong indicator of the company's role in the transaction. In our normal business procedures, we generally receive the sale orders from our customers and we immediately place the back-to-back order to our major supplier. The supplier will confirm us as an agent if the orders are able to be fulfilled or not, then we confirm the orders with our customers. We basically rely upon one major supplier to meet with our customers’ orders.

2.           take title to the products,

Our analysis: we do not have title to the products before product is ordered by a customer because the ordered products are directly delivered to the customers by the supplier.

3.           have risks and rewards of ownership, such as the risk of loss for collection, delivery, or returns,

Our analysis: we do not have risk and rewards of ownership. (1) the customer has no right of return, therefore we do not have any general or back-end inventory risk. (2) the customer takes title to the ordered products directly from the supplier, therefore we do not have any physical loss inventory risk. (3) upon acceptance of products by the customer, the supplier bills the tax invoices to the customer and we are responsible for collection of billed revenues on behalf of our supplier, therefore we do not assume credit risk. Our major supplier has offered a general credit term of 30 days to our customers and we do not experience any uncollectible receivable from our customers.

4.           act as an agent or broker (including performing services, in substance, as an agent or broker) with compensation on a commission or fee basis

Our analysis: we earn a stated percentage of the amount billed to a customer on the product sales.

We follow the guidance of EITF No. 99-19, “Reporting Revenues Gross as a Principal versus Net as an Agent,” (“EITF 99-19”) and we concluded that the products sales in trading of agricultural produce should be reported on a net basis.

40. We note from you description of your business that you have two types of materials used in food preparation; daily consumed materials and long consumption materials. The long consumption materials include items such as rice, oil and spices which may not be consumed at once after purchase. However, we note that you have no inventory balance. Please advise.

Response to Comment 40:

Although rice, oil and spices are considered as long consumption materials, they are daily and continuingly consumed to the production of catering services and lunch boxes. Most of our materials are perishable and not able to preserve for a long period of time. Our procurements for consumable materials are based upon the customers’ order on a daily basis so as to keep the minimum level of materials in food preparation. The material consumption turnover day is generally less than 30 days. In our business practice, all consumable material and supplies are expensed as cost of revenue after purchase. No inventory balance is resulted.

In our accounting record, the inventory amount of such long consumption materials is considered not material to the financial statement.

Note 10. Income Taxes, page F-20

41. We note that you have made reference to the legal opinion of Messrs Tenet & Partners. Please revise to identify Messrs Tenet & Partners as experts and file their consent as an exhibit. Please refer to the Securities Act Section 7 and Securities Act Regulation 436 for guidance.

Response to Comment 41:

We will file their consent as an exhibit in the Form S-1/A.

Note 11. Segment Reporting, page F-21

42. Please revise to disclose the expense included in each reporting segment’s profit or loss and the basis for measurement of those costs. Refer to ASC 280-10-50-20 (formerly paragraph 25b of SFAS 131). For example, please specifically address the allocation of land rental expenses, food expenses, labor expenses, etc., to each segment.

43. Please explain to us why the Agricultural Business segment has no cost of revenue and minimal other operating expenses. In this regard, it appears that you incur land rental expenses and that you pay for vegetables produced by farmers at wholesale market prices.

44. Please revise to report revenues from external customers for each product and services or each group of similar products and services. Refer to ASC 280-10-50-40 (formerly paragraph 37 of SFAS 131).

Response to Comments 42, 43 and 44:

We have revised Note 11 Segment Reporting as below:

11.	SEGMENT REPORTING – BUSINESS SEGMENT

The Company operates two reportable business segments in the PRC, as defined by FAS 131:

•	Catering/Food Distribution Business – provision of catering services, canteen sale and sale of frozen lunch boxes

•	Agricultural Business – trading of agricultural products, where the Company reports its revenue on a net basis as an agent

The accounting policies of the segments are the same as those described in the summary of significant accounting policies (see Note 2). The Company had no inter-segment sales for the years ended December 31, 2008 and 2007. The Company’s reportable segments are strategic business units that offer different products and services. They are managed separately because each business requires different technology and marketing strategies.

Summarized financial information concerning the Company’s reportable segments is shown in the following table for the years ended December 31, 2008 and 2007:

	Year ended December 31, 2008
	Catering/ food distribution business	Agricultural business	Total
Revenues from external customers:-
- Product sales	$52,565	$-	$52,565
- Trading sales, net	-	1,640,790	1,640,790
- Catering service and canteen sales	6,464,942	-	6,464,942
Total revenues, net	6,517,507	1,640,790	8,158,297

Cost of revenue:-
Land rental expense #	-	-	-
Food expenses	(3,626,056)	-	(3,626,056)
Labor expenses	(713,709)	-	(713,709)
Other operating expenses	(431,913)	-	(431,913)

Total cost of revenue	(4,771,678)	-	(4,771,678)

Gross profit	1,745,829	1,640,790	3,386,619
Depreciation	58,147	-	58,147
Net income	1,151,090	1,551,282	2,702,372
Expenditure for long-lived assets	$110,287	$-	$110,287

	Year ended December 31, 2007
	Catering/ food distribution business	Agricultural business	Total
Revenues from external customers:-
- Product sales	$-	$-	$-
- Catering service and canteen sales	1,136,325	-	1,136,325
Total revenues, net	1,136,325	-	1,136,325

Cost of revenue:-
Land rental expense #	-	-	-
Food expenses	(631,076)	-	(631,076)
Labor expenses	(151,412)	-	(151,412)
Other operating expenses	(125,944)	-	(125,944)

Total cost of revenue	(908,432)	-	(908,432)

Gross profit	227,893	-	227,893
Depreciation	33,607	-	33,607
Net income	50,034	-	50,034
Expenditure for long-lived assets	$86,008	$-	$86,008

All of the identifiable assets of the Company are located in the PRC during the periods presented.

# No land rental expense was incurred during the years ended December 31, 2008 and 2007 since the prepaid land on farmland is subject to amortization starting from 2009.

Note 15. Commitments and Contingencies, page F-24

45. Please revise to disclose how you account for leases with rent escalations.

Response to Comment 45:

There is no the provision of rent escalations in the operating lease agreements. However, there are different payment terms among the operating lease agreements, as below:

Type 1:                      some agreements require a one-off full payment at the inception (for rent on farmland)
Type 2:                      some agreements require lease payment on an annual basis (for premises)
Type 3:                      certain agreements require the installment payments in various terms over the lease period (for rent on farmland)

Please see the below summary of operating lease commitment in the next 5 years.

The Company’s operating subsidiaries in the PRC were committed under a number of non-cancelable operating leases of facilities and premises with various terms of 2 to 4 years with fixed monthly rentals, due through August 2011. Total rent expenses for the years ended December 31, 2008 and 2007 was $108,802 and $19,798, respectively.

Subsequent to December 31, 2008, the Company entered into various non-cancelable operating leases of farmlands with a lease term of 10 years. As of the date of report, the Company has expended $1,380,920 on the partial rental payment of land use rights for approximately 187.34 acre of farmlands to develop an agricultural plantation bases in Fujian and Gansu Province, the PRC, from its restricted cash (see Note 5) and will record as “prepaid land on farmland”.

Future minimum rental payments due under various non-cancelable operating leases are as follows:

	Type 1	Type 2	Type 3	Total
Year ending December 31:
2009	$721,282	$176,957	$660,747	$1,558,986
2010	-	159,000	-	159,000
2011	-	105,173	-	105,173
2012	-	-	660,747	660,747
Thereafter	-	-	880,997	880,997

Total	$721,282	$441,130	$2,202,491	$3,364,903

46. With regards to your capital commitments, please tell us the nature of your nature contingent payment of $662,860, including the nature of the contingency. Additionally please tell us whether you have or have not accrued for this contingency in accordance with SFAS 5.

Response to Comment 46:

The nature of contingent payment of $662,860 is related to the purchase of kitchenware facilities in the expansion plan of catering kitchen in Ningbo City, Zhejiang. Please see the revised disclosure footnote.

(b)           Capital commitment

In January and June 2009, the Company entered into several contracts in connection with the expansion plan to contract the additional kitchen facilities totaling $1,159,652. For the six months ended June 30, 2009, the Company expended $494,779 relating to the addition of kitchenware and construction cost of kitchen facilities in Quanzhou City, Fujian Province and Ningbo City, Zhejiang Province in the PRC from its restricted cash (see Note 4) and the additional fund from working capital. The Company is committed to the future contingent payment of $664,873 on the future purchase of additional kitchenware facilities.

In accordance with SFAS 5, we have not accrued for this contingency because the kitchenware facilities are not physically delivered to us. Once it is delivered and properly installed upon our acceptance, such purchase cost of kitchenware facilities will be recorded properly in “Plant and Equipment”.

Financial Statements as of and for the Six Months Ended June 30, 2009, page F-26

47. Please note that the FASB Accounting Standards Codification became effective on July 1, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise any references to accounting standards accordingly.

Response to Comment 47:

We have updated all accounting standards under the FASB Accounting Standards Codification in the Form S-1/A.

48. Please revise the heading starting on page F-30 to appropriately refer to the Notes to the Condensed Consolidated Financial Statements.

Response to Comment 48:

We have revised the heading starting on page F-30 and onwards in the Form S-1/A.

Condensed Consolidated Balance Sheets, page F-26

49. We note that you classify advance rental payments for land leases as “intangible assets” on your balance sheet as of June 30, 2009. As the substance of these amounts appears to be prepaid rent, we believe a more descriptive caption, similar to “prepaid rent on farmland,” would be more appropriate than “intangible assets.”

Response to Comment 49:

In substance, the advanced payment for plantation land is related to prepayments for land lease and its operating right in a contract basis, which we consider it as productive asset to generate our future economic benefit. Therefore, we believe that it is more appropriate to describe as “land use rights”.

Condensed Consolidated Statements of Cash Flows, page F-28

50. We note your classification of $1,378,750 of payments on land use rights as cash flows from investing activities during the six months ended June 30, 2009. As the substance of these amounts appears to be payments for rent, we believe these payments should be classified as cash flows from operating activities. Please revise or advise, as appropriate.

Response to Comment 50:

All lands in the PRC are owned by the PRC government. The government in the PRC, according to the relevant PRC law, may grant corporations or individuals with the right to use the land for a specified period of time. Thus, all of the Company’s lands in the PRC are considered to be leasehold land. For the farmlands, the current PRC laws grant with the “rights to use farmlands and operate in agricultural activities” for the agreed period of time on a contract basis. We currently obtain the plantation operating rights to engage in cultivation, production and sale of agricultural produce in Fujian and Gansu Province, in the PRC.

Currently, we have leased various farmlands under non-cancelable operating leases with a term of 10 years, expiring in September 2019, for the aggregate approximately 187.34 acre of farmlands to develop agricultural plantation bases in Fujian and Gansu Province, the PRC. At the inception of the lease term, we make a lump sum payment equal to the aggregate annual rents for the first three years. The partial rent charge becomes payable on or before October 1, 2012 and October 1, 2015 for the remainder of the lease term starting from the fourth year of the lease term.

Hence, the payments made for rent are not only related to ‘purely’ rent charge on land lease, it also includes payment for using the agricultural operating right so as to generate future economic benefit to the Company during the contractual period.

We consider “land use rights” as productive assets, which will generate future revenue stream to our operation. In accordance with ASC 230-10-45-13 (formerly paragraph 17c of SFAS 95), such payment should be classified as cash flows from investing activities.

Accounts Receivable, Trade, page F-33

51. We note that for the six months ended June 30, 3009, you have not recorded an allowance for doubtful accounts. We additionally note from your risk factors that you substantially reduced you r catering/food distribution business during the first half of 2009 because you were concerned with collecting you receivables. Please tell us your basis for not recording an allowance for doubtful accounts as of June 30, 2009.

Response to Comment 51:

The majority of accounts receivable as of June 30, 2009 is related to one customer in agricultural business, whose receivable was fully recoverable at the date of the S-1 filing.

Only $21,000 of accounts receivable relating to catering/food distribution business is included in the balance as of June 30, 2009. The receivable was subsequently settled before the date of the S-1 filing.

Exhibit Index

52. Please remove all draft language not intended to for inclusion in your registration statement.

Response to Comment 52:

The drafting language has been removed.

Other

53.  The financial statements should be updated as necessary to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

Response to Comment 53:

The financial statements will be updated as necessary to comply with Rule 3-12 of Regulation S-X at the effective date of the registration statement.

54.  Provide a currently dated consent from the independent public accountant in the amendment.

Response to Comment 54:

The consent is provided as an exhibit to the attached amendment to Form S-1.

In addition the Company also acknowledges the following;

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•
The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions, please do not hesitate to contact me at (813) 831-9348.  Thank you.

Sincerely,

/s/ MICHAEL T. WILLIAMS, ESQ.

Michael T. Williams, Esq.